Exhibit 8.1

GROUP SUBSIDIARIES*

At 31 December 2017	Country	Percentage of voting share capital held
Wholly owned subsidiaries
AstraZeneca AB	Sweden	100
AstraZeneca Pharmaceuticals, LP	United States	100
AstraZeneca Treasury Limited	England	100
AstraZeneca UK Limited	England	100
IPR Pharmaceuticals, Inc.	Puerto Rico	100
KuDOS Pharmaceuticals Limited	England	100
MedImmune, LLC	United States	100
ZS Pharma Inc.	United States	100

* Subsidiary companies which would be deemed to be a “significant subsidiary” in accordance with rule 1-02(w) of Regulation S-X as at December 31, 2017